COMMENTS RECEIVED ON 01/14/2025

FROM DANIEL GREENSPAN

FIDELITY HEREFORD STREET TRUST (File Nos. 033-52577 and 811-07139)

Fidelity Treasury Only Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 71

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we explain the reason for the need to use estimated amounts for a new class.

R:

Although the fund is not a “New Fund” as defined in Instruction 6 of Item 3 of Form N−1A, the “Other expenses” line item of the fee table includes certain fees and expenses that may be incurred in different amounts by this class as compared to the other class of the fund. Therefore, we believe it is appropriate to note that these fees and expenses are based on estimated amounts for the current fiscal year because the class has not begun incurring these fees and expenses.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain how the fund’s 80% policy complies with Rule 35d-1, since the fund name suggests the fund invests exclusively in treasury securities.

R:

Because the name of the fund includes the term “Treasury,” the fund has adopted a policy of normally investing at least 80% of its assets in U.S. Treasury securities as required by Rule 35d-1 under the Investment Company Act of 1940 (the 1940 Act). We note, however, that the fund invests only in U.S. Treasury securities and is managed in such a way so that its portfolio holdings will only consist of U.S. Treasury securities. For these reasons we believe the fund’s 80% policy complies with Rule 35d-1.

FOLLOW-UP COMMENT RECEIVED ON 01/15/2025

FROM DANIEL GREENSPAN

FIDELITY HEREFORD STREET TRUST (File Nos. 033-52577 and 811-07139)

Fidelity Treasury Only Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 71

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we tell them how the Fund's policy to invest at least 80% of its assets in U.S. Treasuries complies with Section 35d-1 if the name of the Fund, "Treasury Only," suggests that the Fund will invest exclusively in Treasuries. Alternatively, please revise the name of the Fund or the Fund's investment policy.

R:

The fund’s policy of normally investing at least 80% of its assets in U.S. Treasury securities aligns with Rule 35d-1 and the 2025 Names Rule FAQs (“In the staff’s view, a fund using the term “money market” in its name would need to adopt a policy to invest at least 80% of the value of its assets in the type of money market instruments suggested by its name. For example, a fund calling itself the “XYZ U.S. Treasury Money Market Fund” would, in the staff’s view, need to adopt a policy to invest at least 80% of the value of its assets in U.S. Treasury securities.”). The fund has also adopted a policy of normally investing at least 99.5% of its assets in cash and U.S. Treasury securities. The fund believes that, when considered along with the 99.5% policy, the fund’s 80% policy is consistent with investors’ reasonable expectations based on the fund’s name. Aside from cash, the fund only invests in U.S. Treasury securities (and not other types of U.S. government or money market securities). We will revise the disclosure to include the following definition of Treasury securities:

“Treasury securities are high-quality securities issued or guaranteed by the U.S. Treasury. Treasury securities are backed by the full faith and credit of the U.S. Treasury. Treasury securities usually pay a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security.”